

Quaesītus®

"Finding them is only the beginning"

What is Quaesītus



"Quaesītus is an all-in-one online talent and knowledge management platform that provides organizations with effective tools to find, develop & retain talent.

It uses A.I. cognitive technology to harness the organization's knowledge and wisdom into a virtual collective intelligence."

Top Problems Organizations Face



Inefficient and costly hiring and onboarding processes.
In-proper match of jobs and skillsets.

Cost to Organization:
30% of employee's 1st year earnings

(According to the U.S. Department of Labor, the price of a "bad hire" is at least 30 percent of the employee's first-year earnings.)


SUCCESS
PLAN
TEAM

Disengaging performance management processes.
Unclear career development paths

Cost to Organization:
34% of employee's annual salary

(Gallup research found that an actively disengaged employee costs their organization $3,400 for every $10,000 of salary, or 34 percent.)



Difficulties to adapt to the new work reality (remote work, gig economy, 5 generations in the workforce)

By 2023, more than half (52%) of the US workforce will be part of the gig economy.

(Forbes2019)

Problems Organizations Face



High Turnover Cost

$1 Trillion USD/Year Loss

(Estimated loss for U.S. businesses every year
due to voluntary turnover - Gallup 2019)



The use of too many tools to properly manage employees

Average of 9.1 core talent applications to manage

(According to the HR Technology Market Report 2019
this is the average of applications large companies
use today. A large portion of these applications are
dedicated to handle payroll and benefits)

Current Segmented & Inefficient Solutions



Current players tackle individual segments of the market and do not provide an overall solution. This force users to find ways to integrate multiple solutions into their existing systems, which uses valuable time and resources and creates an array of issues with security and data integration. Using multiple solutions to try to effectively manage your work force is very expensive and requires even more resources to be maintained. This makes costs skyrocket, while talent management becomes ineffective.













Current Players per Segment & Market Size

Recruitment & Onboarding

US Market Size: $250 billion

bambooHR · JazzHR · ClearCompany · ZOHO Recruit · icims · greenhouse

Gig & Contract Workforce

US Market Size: 60 million workers with $248 billion in gross transactions

upwork · crowdspring · Contently · appjobs

absorb Learning Management System · LearnUpon · inquisiq Powered by Acendre · travitor. · docebo

Learning & Development

US Market Size: $220 billion

betterworks · globoforce work human · Culture Amp

Workplace Tools & Productivity Systems

US Market Size: S210 billion

Our Solution: One Integrated System



Recruitment & Onboarding

 **Talent Finder (skill- and competency-based hiring)**

 **Pre-Hire Skills based Assessment**

 **(Organizational Socialization)-Onboarding Module**

 **Video Platform for Interviewing & More**

Gig & Contract work Force

 **Gig & Contract Workforce Marketplace**

 **Companion app for the Digital Nomad that merges Job search, Gig work & remote work spots.**

 **Online Contract & Project Management**

 **Project Rating System**



Learning & Development

 **Progressive Learning**

 **Multi-directional Career Mapping**

 **Work-Life Management Companion App**

 **Virtual Mentoring**

Workplace Tools & Productivity Systems

 **Talent Assessment**

 **Continuous Performance Review**

 **Knowledge & Well Being Management Platform**

The Cost Difference



- **30% Cost Reduction per User/Year**
- **20% more tools included than with any other solution at same cost-per-user**

$350

$300

$250

$200

$150

$100

$50

$0

$310

$216

Current Options   Quaesitus

■ Current Options   ■ Quaesitus

Cost per user/Year using an average of 7-9 applications (not including payroll & benefits)

Cost per user/Year using the Quaesitus full package. (not including payroll & benefits)

Target Markets & Opportunity



680 billion USD Market



* USA market numbers Only

Financial Projections (in million $)



- **Revenue & net profit from user licenses with less than 1% initial market penetration.**

- **Sales Growth Rate of 102%**

2021 — Net Profit -0.6, Revenue 0
2022 — Net Profit 0.2, Revenue 2.276
2023 — Net Profit 7.5, Revenue 12.51
2024 — Net Profit 21.2, Revenue 30.384
2025 — Net Profit 35.7, Revenue 49.198

Disclaimer: These are forward looking projections that cannot be guaranteed.

Accomplished So Far

 **We own all intellectual property, trademarks & brands used by or associated with Quaesītus.**

 We hold the **Quaesītus** trademark in the United States & the European Union.

 We partner with Softweb, an Avnet Company for the development of **Quaesītus.** They provide all the technical resources, Azure hosting services & support, and platform maintenance. Avnet is Microsoft first and largest OEM partner.

 We are actively marketing **Quaesītus** to potential clients and since May 2020 we have 8 mid-size companies committed to test the platform by Q3-2021 and 3 of them expecting to use the platform once released.

 The SDLC Phase 1(planning) & 2(requirements) are completed. We are currently working on completion of the SDLC Phase 3(design & prototyping) and we expect to move to SDLC Phase 4 (Build) by end of November 2019.

* SDLC – Software Development Life Cycle. We are using Agile SDLC Methodology.

 **All pre-seeding cost covered by Founders.**

Marketing Strategy

1

Social Media



Social Media advertising

2

Direct Target Marketing



Direct Advertising and sponsorship of events on the largest organizations representing :
-HR professionals
-Learning and Development professionals
-Freelancers(gig workers)

3

Target Beta Testing



Direct target market audience beta testing:
-HR professionals
-Learning and Development professionals
-Freelancers(gig workers)
***Participants get a discount on license fee for their organization.**

Partnerships & Exits

Recent Acquisitions in the HR Tech & Work Tech Space

- Employee engagement startup Hyphen acquired by betterworks

- KRONOS and Ultimate SOFTWARE merge to create a $22Bn cloud company

- Cornerstone ONDEMAND *Empowering People* to acquire talent experience firm saba

Target Capital Raise & Allocation

Capital Raise Target: $250,000

5 Month Run Rate

Allocation of Capital:



WeFunder Fee 7.5%
Staffing 13%
Operations, Legal & Regulatory 9.5%
Development 45%
Marketing 25%



Luis Vale
Co-Founder , CEO & Lead Architect



- 25+ years of expertise in organizational transformation and conducting high performance change initiatives across industries & regions around the world.
- Successfully Develop in-house performance management platforms for companies in the US & Europe.
- Lead trainer and consultant to design and implement organizational learning and training initiatives including digital transformation with a main focus on digital innovation, process optimization and facilitating operational excellence.
- Successfully managed medium and large organizations in the US & Internationally.





Angela Feigl
Co-Founder & Board Advisor

- Over 20 years of experience in talent development and working as a change agent for many organizations around the world.
- Specialized in leveraging technology to drive learning, effectiveness and performance in organizations.
- Expert pedagogical designer for gamified applications.
- Master training content curator
- 10 year of experience in strategic digital marketing



Dhiren Raval
Design Advisor & Chief Project Manager
Softweb Solutions, An Avnet Company

- Over 20+ years of experience in Program/Project Management, Product Management, Account management and has worked across multiple geographies.
- Extensive knowledge of I.O.T, A.I and Azure Sphere applications.
- Softweb lead for Avnet / Microsoft partnership for business development of software embedded solutions



Roger Alexander
Business Development Manager

- Roger brings extensive experience using digital platforms to optimize the customer experience and developing customer relationships and satisfaction. He has a background in designing big data predictive analytics models.

Quaesītus



Angelika Stoschka
International Corporate Law Advisor

- Specialized in international business law and member of Austria Federal Ministry of European & International Affairs. Her project management and government experience make her an asset for all legal contractual aspects of our organization.



Florian Gaspar
Platform Content Development Manager

- • Over 15 years of experience in the conception and implementation of various innovative and global training concepts for multiple industries. He has been the lead model developer for various top business simulation engines in the industry.

uaesītus



Quaesītus®

"Finding them is only the beginning"

Learn more at:
www.Quaesitus.net

Or Contact us at:

Quaesitus@DigitAll360.com